SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2003

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-__________.

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Q3	Bell Report

October 28, 2003
CONTENTS

Bell Canada 2003 Third Quarter Shareholder Report

MD&A	2

Financial Results Analysis	3

Financial and Capital Management	10

Recent Developments in Legal Proceedings	14

Forward-Looking Statements	14

Risk Assessment	15

Our Accounting Policies	19

Consolidated Financial Statements	21

Notes to Consolidated Financial Statements	24

Management’s Discussion and Analysis

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) we, us and our mean Bell Canada, its subsidiaries, joint ventures and investments in significantly influenced companies.
     This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (year-to-date or YTD) ended September 30, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 21 when reading the MD&A.
      All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

ABOUT FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations and our businesses. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 14 to 18 under “Forward-Looking Statements” and “Risk Assessment”. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

     Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant Inc. (Aliant) to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.
     At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu Limited Partnership (Bell ExpressVu) to a partnership held 52% by us and 48% by BCE in exchange for units in the partnership.
     Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. From a statement of operations perspective, we started consolidating the results of operations of Aliant and Bell ExpressVu as of January 1, 2003. Therefore, our 2002 results of operations exclude the consolidation of these companies (except for our 39% interest in the equity earnings of Aliant). In addition, certain other events that have occurred since January 1, 2002 also affect the comparability of our results from period to period. Accordingly, when deemed appropriate in order to assist the reader in assessing our current period performance compared to the corresponding period of the previous year, in addition to the normal presentation, results have been presented on a “comparable basis”. More specifically, this means that our Q3 2002 and year-to-date 2002 results have, where applicable, been adjusted to include Aliant’s and Bell ExpressVu’s results and to exclude the results of our directories business which we sold in November 2002. It also means that, where appropriate, our year-to-date 2003 results (first five months) have been adjusted to exclude the impact of the May 30, 2002 Price Cap decision (Price Cap decision) of the Canadian Radio-television and Telecommunications Commission (CRTC).
     Unless otherwise mentioned in this MD&A or in Bell Canada’s Q1 2003 or Q2 2003 MD&A, the outlooks provided in Bell Canada’s 2002 annual MD&A dated February 26, 2003 remain unchanged.

Non-GAAP Measure

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (expense) credit and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.
     We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (expense) credit and restructuring and other charges. We exclude amortization expense and net benefit plans (expense) credit because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.
     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income.

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

EBITDA	1,846	1,695	5,364	4,893
Amortization expense	(768)	(589)	(2,259)	(1,796)
Net benefit plans (expense) credit	(46)	13	(135)	38
Restructuring and other charges	(1)	(79)	(1)	(373)

Operating income	1,031	1,040	2,969	2,762

Financial Results Analysis

Operating Revenues

Bell Canada revenues increase

■	Bell Canada’s revenues of $4,306 million in Q3 2003 and $12,849 million on a year-to-date-basis increased by 19.5% and 19.1%, respectively, when compared to the same periods of 2002, mainly due to the consolidation of Aliant’s and Bell ExpressVu’s revenues starting January 1, 2003. Aliant and Bell ExpressVu had revenues of $591 million and $156 million, respectively, in Q3 2002 and $1,787 million and $462 million, respectively, on a year-to-date basis.
■	When adjusting our Q3 2002 and year-to-date 2002 revenues to include Aliant’s and Bell ExpressVu’s revenues, our revenues would have declined by 1.0% this quarter reflecting the sale of the directories business in November 2002 which contributed $140 million in revenues in Q3 2002. On a year-to-date basis, our revenues would have declined by 1.4% reflecting both:
	–	the sale of the directories business which contributed $410 million to revenues for the first nine months of 2002
	–	the Price Cap decision which mandated price reductions to various services leading to a reduction in revenues of approximately $61 million over the first five months of the year.
■	On a comparable basis, when adjusting our revenues to include Aliant’s and Bell ExpressVu’s Q3 2002 and year-to-date 2002 revenues, to exclude revenues of the directories business for the same periods and to exclude the impact of the Price Cap decision for the first five months of 2003, on a year-to-date basis, our revenues would have increased by 2.3% both this quarter and on a year-to-date basis driven by our Consumer business with growth in customer connections and revenues from wireless, high-speed Internet access and direct-to-home television (DTH) services. Compared to last year:
	–	cellular and PCS subscribers grew 14.7% to reach 4.2 million leading to wireless revenue growth of 16.0% in the quarter and 14.2% on a year-to-date basis
	–	high-speed Internet subscribers grew 39% to reach 1.4 million. The majority of this growth came from residential customers leading to growth in consumer data revenues of 21% for the quarter and 22% on a year-to-date basis
	–	DTH subscribers grew 10.7% to reach 1.35 million. DTH revenues grew 23% for the quarter and 21% on a year-to-date basis.
■	Our revenue growth in these consumer services, as well as in business data, offset revenue declines in long distance, wholesale data and terminal sales and other services.

LOCAL AND ACCESS REVENUES

■	Local and access revenues of $1,530 million in Q3 2003 and $4,542 million on a year-to-date basis grew by 12.5% or $170 million and by 10.9% or $446 million, respectively compared to the same periods in 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had local and access revenues of $159 million in Q3 2002 and $469 million on a year-to-date basis. When adjusting our Q3 2002 revenues to include Aliant’s revenues, local and access revenues would have increased by 0.7% over the same period last year. The increase is due to revenue gains from SmartTouch features, wireline insurance and maintenance plans and increased demand for interconnection services provided to competing companies. These increases were partially offset by lower access service revenues.
■	When adjusting our year-to-date 2002 revenues to include Aliant’s revenues, local and access revenues would have decreased by 0.5% over the same period last year. This decline was primarily the result of the Price Cap decision as well as a reduction in the number of network access services (NAS).
■	The Price Cap decision mandated rate reductions in certain business services and services provided to competitors. This led to a revenue reduction of $25 million in the first five months of the year compared to the same period last year. When adjusting our year-to-date 2002 revenues to include Aliant’s results and our year-to-date 2003 revenues to exclude the impact of the Price Cap decision in the first five months of 2003, year-to-date local and access revenues would have been relatively flat compared to the previous year.
■	Including Aliant’s Q3 2002 customer base, NAS in service declined by 99,000 or 0.8% over the third quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service. Consumer NAS in service declined by 41,000, or 0.5%, while business NAS in service declined by 58,000, or 1.3% on a year-over-year basis.

LONG DISTANCE REVENUES

■	Long distance revenues of $631 million in Q3 2003 and $1,885 million on a year-to-date basis grew by 10.1% or $58 million and by 10.2% or $175 million, respectively, compared to the same periods in 2002 mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had long distance revenues of $78 million in Q3 2002 and $234 million on a year-to-date basis.
■	When adjusting our Q3 2002 and year-to-date 2002 revenues to include Aliant’s revenues, long distance revenues would have declined by 3.1% for the quarter and 3.0% on a year-to-date basis compared to the same periods last year. These declines reflected competitive pressures in both the consumer and business long distance markets. In addition, year-to-date results were impacted by the Price Cap decision. On a year-to-date basis, rate reductions of $9 million in the first five months of 2003 compared to the same period last year related to the Price Cap decision contributed to the overall revenue decline.
■	Although consumer pricing improved due to various pricing initiatives introduced over the last year, this was offset by a reduction in year-to-date consumer long distance conversation minutes reflecting competition from non-traditional long distance providers. This quarter, however, conversation minutes increased due to a rise in usage related to the August power outage in Ontario.
■	Business long distance minute volumes continued to grow, but pricing decreased as competitive pressures intensified.
■	Including Aliant’s Q3 2002 and year-to-date 2002 results, the overall combined volume of conversation minutes was relatively stable this quarter, growing 0.1% over the third quarter of last year and increasing 2.9% on a year-to-date basis. Volume increases, however, were offset by lower settlement payments and average revenue per minute (ARPM).
■	Overall, ARPM declined by 1.5% this quarter to $0.128 from $0.130 in the third quarter of 2002 and by 3.1% on a year-to-date basis.

WIRELESS REVENUES

Revenue and subscriber growth

■	Wireless service revenues of $661 million for the quarter and $1,852 million on a year-to-date basis increased 34% and 31%, respectively, from the same periods last year. These increases were in part due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had wireless revenues of $78 million in Q3 2002 and $208 million on a year-to-date basis. On a comparable basis, when adjusting our Q3 2002 and year-to-date 2002 revenues to include Aliant’s revenues, wireless revenues would have increased by 16.0% for the quarter and 14.2% on a year-to-date basis compared to the same periods last year. These increases were driven by subscriber growth of 14.7% and higher average revenue per subscriber.
■	Including Aliant’s Q3 2002 results, net additions of 124,000 for the third quarter doubled compared to net additions of 62,000 in Q3 2002. On a year-to-date basis, including Aliant’s year-to-date 2002 results, net activations were 325,000, up 78,000 from the same period last year. This growth reflects continued customer interest in new phones with enhanced features. In addition, improving customer satisfaction levels suggest that our quality of service, price and value in our offerings are key drivers to this growth, despite continued competitive pressures.
■	Our total cellular and PCS subscriber base reached 4,244,000 at the end of the third quarter. Including paging subscribers, our total wireless customer base totalled 4,793,000.
■	With 81% of net activations for the quarter, and 79% on a year-to-date basis, coming from post-paid rate plans, we ended the quarter with 75% of our total cellular and PCS subscriber base consisting of post-paid customers, up from 74% at the end of Q3 2002, including Aliant.

Average revenue per unit (ARPU)

■	Including Aliant’s Q3 2002 and year-to-date 2002 results, total ARPU of $50 for the quarter and $47 on a year-to-date basis was up by $3 and $1, respectively, compared to the same periods last year, driven by a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Increases in revenues from higher usage levels, value-added services, such as Message Centre and Call Display, long distance and data services partially offset by lower roaming revenues, led to a $2 per month increase in post-paid ARPU this quarter, compared to the third quarter of last year. Prepaid ARPU of $13 rose by $1 this quarter compared to the same period last year reflecting increased revenues from value-added services, long distance and data services.

Churn

■	Including Aliant’s Q3 2002 and year-to-date 2002 results, blended churn per month of 1.4% in the third quarter and on a year-to-date basis, improved from 1.7% and 1.6% respectively from the same periods last year. Including Aliant’s Q3 2002 and year-to-date 2002 results, post-paid churn remained stable at 1.3% compared to the previous quarter, but showed a 0.3 percentage point improvement from Q3 2002, reflecting continued strong customer satisfaction.

Wireless data

■	Including Aliant’s Q3 2002 results, mobile browser hits of 170 million this quarter were stable compared to the previous quarter but up 95% from Q3 2002. On a year-to-date basis, including Aliant’s year-to-date 2002 results, mobile browser hits of 463 million increased 58% from the same period last year. Mobile data users grew 9% from the second quarter of 2003 to 1.9 million.

DATA REVENUES

Revenue growth

■	Data revenues of $931 million in the third quarter of this year grew 12.6% compared to the third quarter of 2002. On a year-to-date basis, revenues grew to $2,819 million, a 12.1% increase over last year. These increases were mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant had data revenues of $81 million in Q3 2002 and $232 million on a year-to-date basis. On a comparable basis, when adjusting our Q3 2002 and year-to-date 2002 revenues to include Aliant’s revenues, data revenues would have increased by 2.5% for the quarter and 2.7% on a year-to-date basis compared to the same periods last year. On a year-to-date basis, the Price Cap decision caused a $27 million decline in data revenues related to reductions in the rates charged to competing carriers for Competitive Digital Network Access (CDNA) services beginning in June 2002.
■	Including Aliant’s Q3 2002 and year-to-date 2002 revenues, consumer data revenues grew 21% this quarter and 22% on a year-to-date basis reflecting strong growth in our Sympatico subscriber base.
■	Including Aliant’s Q3 2002 and year-to-date 2002 revenues, business data revenues increased by 4.8% in the quarter and by 4.1% on a year-to-date basis compared to the same periods last year reflecting modest data volume growth and the impact of a weaker third quarter in 2002. In addition, year-to-date results also reflect the negative impact of the Price Cap decision. Growth drivers include managed network solutions for large enterprise customers, and high-speed Internet service for small and medium sized customers.
■	Including Aliant’s Q3 2002 and year-to-date 2002 revenues, wholesale data revenues compared to the same periods last year declined by 23% this quarter and by 18.8% on a year-to-date basis as this segment remained weak due to price and volume drivers. In addition, year-to-date results reflect the impact of the Price Cap decision.

High-Speed Internet subscriber growth

■	Including Aliant’s Q3 2002 and year-to-date 2002 results, the number of high-speed Internet subscribers increased by 104,000 this quarter and by 281,000 on a year-to-date basis to reach a total subscriber base of 1,391,000. Including Aliant’s Q3 2002 and year-to-date 2002 results, dial-up subscribers declined by 19,000 this quarter and by 65,000 year-to-date reflecting customers’ preference for higher speed alternatives. Total dial-up customers amounted to 892,000 as at the end of the third quarter of this year.
■	We added 81,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall this quarter. On a year-to-date basis, 135,000 subscriptions were added for an end-of-period total count of 219,000 as at September 30, 2003.
■	In order to enhance our customers’ Internet experience, Sympatico continues to develop and offer exclusive on-line content to its highspeed Internet customers. The Sympatico Concert Tour series features concert webcasts from many of Canada’s top recording artists including The Tragically Hip, Diana Krall and Sarah McLachlan.
■	The DSL footprint in Ontario and Quebec increased to 79% of homes and business lines passed at the end of Q3 2003, up from 73% a year ago. In Atlantic Canada, DSL was available to 63% of homes at the end of Q3 2003 compared to 60% a year ago. In 2004, Bell Canada is scheduled to begin deploying new high-density DSL remotes to further expand its DSL footprint.

DTH REVENUES
We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s Q3 2003 and year-to-date results to its results for the same periods of 2002.

Revenue and subscriber growth

■	DTH revenues of $192 million in the third quarter and $560 million in the first nine months of 2003 reflected increases of 23% and 21%, respectively, compared to the same periods last year. This growth was fuelled by year-over-year increases in the subscriber base and average revenue per subscriber. Bell ExpressVu’s customer base grew 10.7% over Q3 2002 bringing the total customer base to 1,352,000.

■	Net additions totalled 17,000 for the quarter and 48,000 on a year-to-date basis, both down from the 45,000 and 152,000 achieved for the same periods in 2002. This reflects a significant slowdown in the digital television market generally, the price increases implemented earlier this year and the implementation of new anti-piracy initiatives.

Average revenue per subscriber (ARPS)

■	ARPS per month increased by $4 to $47 for the third quarter and by $2 to $46 on a year-to-date basis compared to the same periods last year. This increase reflects the $2.99 system access charge for all customers which became effective April 28 of this year and the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003, partially offset by lower pay-per-view revenues.

Churn

■	Churn per month of 1.4% this quarter and 1.2% on a year-to-date basis was up from 1.2% and 1.0%, respectively, compared to the same periods in 2002. This was mainly due to the rate increases introduced earlier this year.

Campaign against signal theft

■	In Q3 2003, Bell ExpressVu intensified its ongoing efforts against television signal theft by announcing several new initiatives:
	–	an electronic counter measure program that will transmit electronic signals to disable set-top boxes that use illegal cards to steal programming and enhanced conditional access technology
	–	the use of new sophisticated set-top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information and on-line customer pre-registration, to ensure that set-top boxes are being used by legitimate subscribers.
■	In addition, Bell ExpressVu launched a public awareness campaign about signal theft and our new measures to combat this industry problem. This included print and TV advertising, as well as letters to our existing customer base. Bell ExpressVu has also led successful legal actions against the illegal distribution network.
■	These initiatives may have started to impact the rate of subscriber growth. However, capturing higher quality subscribers is expected to improve long-term profitability.

TERMINAL SALES AND OTHER

■	Terminal sales and other revenues were $361 million for the quarter, a 72% increase from the same period last year. On a year-to-date basis, revenues were $1,191 million, an increase of 86% over the previous year. These increases were mainly due to the consolidation of Aliant’s revenues starting January 1, 2003. Aliant contributed $195 million of terminal sales and other revenues in Q3 2002 and $644 million on a year-to-date basis. On a comparable basis, when adjusting our Q3 2002 and year-to-date 2002 revenues to include Aliant’s revenues, terminal sales and other revenues would have declined by 10.9% for the quarter and 7.3% on a year-to-date basis compared to the same periods last year. These declines reflect the impacts of reductions in wholesale international long distance minutes and lower third party billing related to network installation.

EBITDA

EBITDA increases

■	Our EBITDA increased by 8.9% to $1,846 million this quarter and by 9.6% to $5,364 million on a year-to-date basis. These increases are mainly due to the consolidation of Aliant and Bell ExpressVu starting January 1, 2003. In Q3 2002, Aliant had an EBITDA of $222 million and Bell ExpressVu had an EBITDA loss of $39 million. On a year-to-date basis in 2002, Aliant had an EBITDA of $698 million and Bell ExpressVu had an EBITDA loss of $114 million.
■	The sale of our directories business negatively impacted our EBITDA. The Price Cap decision also led to lower EBITDA on a year-to-date basis. The directories business contributed approximately $88 million to EBITDA in Q3 2002 and $252 million for the first nine months of 2002. The Price Cap decision reduced EBITDA by approximately $61 million in the first five months of the year. On a comparable basis, when adjusting our Q3 2002 and year-to-date 2002 EBITDA to include Aliant’s and Bell ExpressVu’s EBITDA, to exclude the directories business’ EBITDA for the same periods, and to exclude the impact of the Price Cap decision for the first five months of 2003, on a year-to-date basis, our EBITDA would have increased by 3.2% this quarter and by 4.0% on a year-to-date basis.
■	Despite these factors, the EBITDA margin remained relatively stable at 42.9% this quarter and 41.7% on a year-to-date basis compared to 47.1% achieved in the third quarter of 2002 and 45.4% achieved in the first nine months of 2002, including Aliant’s and Bell ExpressVu’s results. This stability reflects the realization of productivity improvements from numerous projects across Bell Canada.
■	Our productivity improvement program strives to reduce the cost per unit of the various processes and materials required throughout the company. By consistently striving for unit cost reduction, the large volumes inherent in our operations drive significant levels of productivity improvements. The processes and materials used in our operations are generally used to:
	–	acquire customers (eg. sales activities, commissions, equipment sold)
	–	serve existing customers (eg. help desk support, equipment maintenance and repair, billing)
	–	provide back-office support functions (eg. finance, human resources, communications).
■	We achieve these unit cost reductions in many ways including:
	–	negotiating lower prices from various external providers of equipment, software, supplies and services
	–	optimizing operational processes based on current business needs and the latest IS/IT capabilities
	–	better utilization of economies of scale.
■	Our 2003 program targets cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of newer services, such as consumer high-speed Internet and broadband/IP.

■	In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers while improving customer service. Initiatives like “Emily”, our interactive voice-response system, and specialized call center “Move Queues”, which provide customers who are moving with a single point of contact for all their Bell services, contribute to our productivity gains by helping reduce costs while improving customer service.

WIRELESS EBITDA

■	Including Aliant’s Q3 2002 and year-to-date 2002 results, wireless EBITDA of $251 million for the third quarter and $689 million on a year-to-date basis increased $32 million or 14.6% and $86 million or 14.3% from the same periods last year. These increases reflect higher revenues from higher subscriber gains, ARPU improvement and lower costs of acquisition (COA) per gross activation. They are partially offset by higher total COA expense as a result of higher customer activations.
■	Including Aliant’s Q3 2002 and year-to-date 2002 results, our wireless EBITDA margins of 38% for the quarter and 37.2% on a year-to-date basis were maintained at levels comparable to those in the same periods last year. Compared to Q2 2003, our EBITDA margin was up 2.7 percentage points, reflecting the positive impacts of a higher ARPU and our initiatives to manage the cost of upgrading handsets.
■	Including Aliant’s Q3 2002 results, COA improved by 3.6% to $425 per gross activation in Q3 2003 from $441 per gross activation in the third quarter of last year. COA on a year-to-date basis, including Aliant’s year-to-date 2002 results, was $418 per gross activation, down 5.0% or $22, compared to the same period last year. In both cases, this COA improvement was mainly driven by reduced marketing and advertising expenses related to higher levels of gross additions and higher sales through more cost effective direct channels.

BELL EXPRESSVU EBITDA
We started consolidating Bell ExpressVu’s results on January 1, 2003. For information purposes, the following discussion compares Bell ExpressVu’s Q3 2003 and year-to-date results to its results for the same periods of 2002.

■	Bell ExpressVu’s EBITDA losses of $9 million for the third quarter and $24 million for the first nine months of 2003 reflect significant year-over-year improvements compared to EBITDA losses of $39 million for the third quarter and $114 million for the first nine months of 2002. These improvements were driven by decreased subscriber acquisition costs related to lower gross activations, improved ARPS stemming from the rate increases introduced earlier this year and continued cost containment efforts.
■	COA per gross activation was $613 or $17 lower this quarter and $644, or $57 lower for the first nine months of 2003 compared to the same periods last year. The year-over-year decline in COA resulted primarily from the impact of lower hardware costs as customers purchased fewer second receivers, as well as the purchasing power impact of a stronger Canadian dollar. This was partially offset by higher marketing costs related to the free installation offer introduced in March.

Below EBITDA Income and Expenses

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for Q3 and YTD 2003 and 2002.

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

EBITDA	1,846	1,695	5,364	4,893
Amortization expense	(768)	(589)	(2,259)	(1,796)
Net benefit plans (expense) credit	(46)	13	(135)	38
Restructuring and other charges	(1)	(79)	(1)	(373)

Operating income	1,031	1,040	2,969	2,762
Other income (expense)	3	(14)	82	(1,130)
Interest expense	(244)	(208)	(731)	(616)

Pre-tax earnings from continuing operations	790	818	2,320	1,016
Income taxes	(200)	(304)	(591)	(983)
Non-controlling interest	(20)	(14)	(77)	(9)

Earnings from continuing operations	570	500	1,652	24
Discontinued operations	(3)	–	(4)	–

Net earnings	567	500	1,648	24
Dividends on preferred shares	(17)	(16)	(49)	(48)
Interest on equity-settled notes	–	(13)	(25)	(39)

Net earnings applicable to common shares	550	471	1,574	(63)

AMORTIZATION EXPENSE
Amortization expense of $768 million in Q3 2003 and $2,259 million on a year-to-date basis represented increases of $179 million and $463 million, respectively, compared to the same periods last year, mainly due to the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003. Aliant and Bell ExpressVu had collectively an amortization expense of $130 million in Q3 2002 and $385 million for the first nine months of 2002.
     Adjusting to exclude this impact, amortization expense was higher by $49 million on a quarterly basis and by $78 million on a year-to-date basis compared to the same periods last year. Factors that increased amortization expense consisted primarily of an increase in asset base from the creation of Bell West Inc. (Bell West) in April 2002 and the consolidation of $88 million in capital assets of a shared services entity effective July 1, 2003 (see Note 1 to the consolidated financial statements for more information). Factors that decreased amortization expense consisted primarily of the sale of the directories business in November 2002.

NET BENEFIT PLANS EXPENSE
The net benefit plans expense was $46 million in Q3 2003 and $135 million on a year-to-date basis, compared unfavourably to a net benefit plans credit of $13 million in Q3 2002 and $38 million on a year-to-date basis. Aliant had a net benefit plans credit of $3 million in the third quarter of 2002 and $9 million for the first nine months of 2002.
     Adjusting to exclude this impact, the net benefit plans expense was unfavourable by $56 million in Q3 2003 and $164 million on a year-to-date basis compared to the same periods last year. Due to poor capital market conditions, our pension plans had a weak fund performance in 2002, leading to an actual rate of return on plan assets of negative 6%. This created an actuarial loss, which led to approximately two-thirds of the unfavourable variance. After a review of market trends and our outlook, we reduced our assumption of expected long-term return on the market-related value of plan assets from 8.3% in 2002 to 7.5% in 2003, which led to the balance of the unfavourable variance.
     At December 31, 2002, on a solvency basis, our pension plans had a surplus of approximately $800 million. For the first nine months of 2003, our pension plans generated a nine-month return of approximately 7.2%.

RESTRUCTURING AND OTHER CHARGES
During the third quarter of 2003, Aliant recorded a pre-tax restructuring charge of $16 million ($4 million after taxes and non-controlling interest) as a result of a comprehensive restructuring plan of its subsidiary Xwave Solutions Inc. Costs associated with the restructuring plan include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. As at September 30, 2003, $10 million of the restructuring provision remained unpaid and is expected to be paid by the end of 2003.This charge was substantially offset by a credit relating to the reversal of a previously recorded restructuring provision at Bell Canada that was no longer considered necessary.
     Restructuring and other charges were $373 million for the first nine months of 2002.

OPERATING INCOME
Operating income of $1,031 million in Q3 2003 was $9 million lower compared to the same period last year. On a year-to-date basis, operating income of $2,969 million was $207 million higher compared to the same period last year. Aliant and Bell ExpressVu had collectively an operating income of $51 million in Q3 2002 and $192 million on a year-to-date basis.
     Adjusting to exclude this impact, operating income decreased by $60 million in Q3 2003 and increased by $15 million on a year-to-date basis, when compared to the same periods last year. The decrease was mainly due to an unfavourable variance in the net benefit plans expense, an increase in amortization expense and a decline in EBITDA partially offset by lower restructuring and other charges in 2003. On a year-to-date basis, the increase in operating income is explained by lower restructuring and other charges, partially offset by the unfavourable variance in the net benefit plans expense, a decline in EBITDA and a decrease in amortization expense.

OTHER INCOME
Other income of $3 million in Q3 2003 and $82 million on a year-to-date basis increased by $17 million and $1,212 million, respectively compared to the same periods last year. Aliant and Bell ExpressVu had collectively other expense of $5 million in Q3 2002 and other income of $41 million for the first nine months of 2002.

     Adjusting to exclude this impact, other income was $22 million higher in Q3 2003 and $1,171 million higher on a year-to-date basis.

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

Interest income	19	14	62	16
Foreign currency (losses) gains	(7)	(17)	16	8
Net losses on investments	–	–	–	(1,148)
Other	(9)	(11)	4	(6)

Other income (expense)	3	(14)	82	(1,130)

The increase in interest income of $5 million in Q3 2003 and $46 million on a year-to-date basis, compared to the same periods last year, is due to higher average cash levels in 2003 when compared to 2002, resulting mainly from the retained cash on hand from the sale of the directories business in November 2002, as well as the net cash raised to date in 2003 from operating and financing activities.
     Foreign currency gains are recognized when the Canadian dollar strengthens compared to the U.S. dollar, and foreign currency losses are recognized when the Canadian dollar weakens against the U.S. dollar. In April 2003, we entered into a forward contract to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on the principal portion of that debt. This explains the marginal foreign exchange impact in Q2 2003 and Q3 2003.
     On a year-to-date basis in 2002, the net losses on investments consisted mainly of:

■	a write-off of our investment in Teleglobe Inc. (Teleglobe) of $1,354 million
■	a net gain of $222 million on the sale of a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created.

INTEREST EXPENSE
Interest expense of $244 million in Q3 2003 and $731 million on a year-to-date basis increased by $36 million and $115 million, respectively, compared to the same periods last year mainly due to the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003. Aliant and Bell ExpressVu had collectively an interest expense of $38 million in Q3 2002 and $118 million for the first nine months of 2002.      Adjusting to exclude this impact, the decrease in interest expense of $2 million on a quarterly basis and $3 million on a year-to-date basis was primarily due to:

■	a portion of the proceeds received from the sale of directories being used to repay some debt partially offset by:
■	an increase in interest expense from the consolidation of the debt of a shared services entity effective July 1, 2003 (see Note 1 to the consolidated financial statements for more information)
■	the impact of additional debt incurred in 2002 to fund capital expenditures, the distribution of capital to Bell Canada Holdings Inc. (BCH), Bell Canada’s parent company, and the negative free cash flows in 2002.

INCOME TAXES
Income taxes of $200 million in Q3 2003 and $591 million on a year-to-date basis represents a 34.2% and a 39.9% reduction, respectively, compared to the same periods last year mainly due to the reduction in the statutory income tax rate from 37.4% in 2002 to 35.4% in 2003, the tax savings relating to loss utilization transactions with BCE Inc., BCH and BCE Emergis and the decrease in pre-tax earnings (excluding the impact of the write-off of our investment in Teleglobe, which was not tax-effected).

NON-CONTROLLING INTEREST
The unfavourable variance in non-controlling interest in Q3 2003 and on a year-to-date basis is mainly due to the consolidation of our 53% interest in Aliant and our 52% interest in Bell ExpressVu.

DISCONTINUED OPERATIONS
At September 30, 2003, virtually all of the assets of Aliant’s Emerging business segment had been sold. iMagicTV Inc. (iMagicTV) was sold in April 2003, Prexar LLC (Prexar) was sold in May 2003, and the significant subsidiaries of AMI Offshore Inc. (AMI Offshore) were sold in August 2003.
     Effective May 1, 2003, the results of these operations have now been presented as discontinued operations.
     Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of the financial condition, cash flows and liquidity factors of Bell Canada.

Capital Structure

(in $ millions)	Q3 2003	Q4 2002

Cash and cash equivalents	(1,093)	(1,047)
Note payable to parent company	–	975
Debt due within one year	1,564	1,901
Long-term debt	10,523	10,497

Total net debt	10,994	12,326
Non-controlling interest	1,805	1,917
Total shareholders’ equity	9,305	8,370

Total capitalization	22,104	22,613

Net debt to total capitalization	49.7%	54.5%

     The capital structure for Q3 2003 and Q4 2002 reflects the consolidation of the net assets of Aliant and Bell ExpressVu.
     Our net debt to capitalization ratio improved to 49.7% as at Q3 2003 from 54.5% as at Q4 2002 owing to improvements in net debt and total shareholders’ equity. Net debt improved by $1,332 million, driven primarily by:

■	a capital contribution of $975 million received from BCH
■	positive free cash flow of $405 million
■	the receipt of a $270 million note receivable from an affiliated company under common control
■	the sale of our 89.9% ownership interest in Certen, resulting in an overall net debt reduction of $135 million partially offset by:
■	an increase in Bell ExpressVu's capital lease obligation relating to Nimiq 2
■	the consolidation of $122 million of debt relating to a newly consolidated shared services entity effective July 1, 2003 (please refer to Note 1 to the consolidated financial statements for more details).

        A portion of the $1.1 billion of cash on hand at September 30, 2003, may be used in Q4 2003 to support capital expenditure spending and operating expenses, as well as to repay approximately $614 million of Bell Canada and Aliant debt coming due in that quarter.
       In May 2003, Bell Canada simplified its capital structure and that of its parent company BCH, by carrying out certain transactions including the following:

■	the repayment by Bell Canada of $2,068 million of equity-settled notes payable to BCH
■	the repayment by Bell Canada of $185 million of notes payable to BCH
■	a capital contribution by BCH to Bell Canada's contributed surplus of $2,253 million
■	the transfer of $3,338 million from Bell Canada’s contributed surplus to its common shares.

        The only intercompany loan remaining in Bell Canada’s consolidated balance sheet at September 30, 2003 is a $498 million note receivable from BCH (held by BCE Holdings GP, which is held 52% by Bell Canada and 48% by BCE).

Summary of Cash Flows

The table below provides a summary of the flow of cash into and out of Bell Canada for Q3 and YTD 2003 and 2002.
       We started consolidating the cash flows of Aliant and Bell ExpressVu as of January 1, 2003. As a result, all comparative figures and discussions in this section involving our 2002 cash flows do not include Aliant’s and Bell ExpressVu’s cash flows.

(in $ millions)	Q3 2003	Q3 2002	YTD 2003	YTD 2002

Cash from operating activities	1,758	1,395	3,883	3,553
Capital expenditures	(714)	(712)	(1,918)	(2,088)
Dividends and distributions	(465)	(422)	(1,558)	(1,343)
Interest on equity-settled notes	-	(21)	(47)	(63)
Other investing activities	50	4	45	13

Free cash flow from operations	629	244	405	72
Business acquisitions	–	(28)	(78)	(28)
Business dispositions	55	–	55	306
Change in investments accounted for under the cost and equity methods	1	(7)	9	(33)
Impact of consolidating previously equity accounted investments	–	–	–	9
Capital contribution by BCH	–	–	3,043	–
Repayment of an advance made to an affiliated company under common control	–	–	270	–
Repayment of equity-settled notes	–	–	(2,068)	–
Financing activities of subsidiaries with third parties	(7)	24	14	57
Net issuance (repayment) of debt instrument activities	(52)	(306)	(1,590)	290
Cash provided by (used in) discontinued operations	(1)	–	15	–
Other	(23)	(4)	(31)	8

Net increase (decrease) in cash and cash equivalents	602	(77)	44	681

CASH FROM OPERATING ACTIVITIES
Cash from operating activities of $1,758 million in Q3 2003 improved by 26% or $363 million compared to the same period last year owing primarily to the positive impact of changes in working capital, cash tax savings in 2003 from the utilization of tax losses against our current earnings and from the tax loss consolidation savings strategies between BCE Inc., BCE Emergis, BCH and Bell Canada as well as the improvement in EBITDA.
        Cash from operating activities of $3,883 million in the first nine months of 2003 improved by 9.3% or $330 million compared to the same period last year, driven primarily by cash tax savings in 2003 from the utilization of tax losses against our current earnings and from the tax loss consolidation savings strategies between BCE Inc., BCE Emergis, BCH and Bell Canada as well as the improvement in EBITDA.

CAPITAL EXPENDITURES
We continue to make investments to expand our networks, to meet customer demand and for replacement purposes.
        Capital expenditures of $714 million in Q3 2003 remained relatively flat compared to the same period last year, while year-to-date capital expenditures decreased by $170 million, or 8.1%. For the quarter and on a year-to-date basis, rigorous capital spending management programs and the impact of having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us resulted in a reduction in capital expenditures. These reductions were partially offset by the consolidation of Aliant’s and Bell ExpressVu’s results starting January 1, 2003.
     As a result of the above, our capital intensity ratio (capital expenditures divided by operating revenue) was lowered to 16.6% in Q3 2003 from 19.8% in the same period last year, and to 14.9% on a year-to-date basis in 2003 from 19.4% in the same period last year.

BUSINESS ACQUISITIONS
There were no business acquisitions made in Q3 2003. Business acquisitions of $78 million in the first nine months of 2003 consisted mainly of the purchase of BCE's interests in BCE Nexxia Corporation (Nexxia U.S.), Fiberco Telecommunications Corporation (FiberCo U.S.) and Sympatico Inc.
     There were no significant business acquisitions made in the first nine months of 2002.

BUSINESS DISPOSITIONS
Business dispositions of $55 million in Q3 2003 and on a year-to-date basis related to Bell Canada’s sale of its 89.9% ownership interest in Certen ($89 million in cash proceeds, net of $34 million of Certen’s cash and cash equivalents).
     There were no business dispositions in Q3 2002. Business dispositions of $306 million during the first nine months of 2002 included the sale of our 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE
COST AND EQUITY METHODS
There were no significant fluctuations in investments accounted for under the cost and equity methods during the first nine months of 2003.
     During the first nine months of 2002, investments of $33 million included investments made in Nexxia U.S. and FiberCo U.S.

CAPITAL CONTRIBUTIONS
During the first nine months of 2003, we received capital contributions totalling $3,043 million from BCH.

DEBT INSTRUMENT
During the first nine months of 2003, we made $1.6 billion of net debt repayments which were financed by free cash flow generated to date of $405 million as well as by a net capital contribution of $975 million received from BCH.
     We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.
     The average annual interest rate on our total debt generally ranges between 7.0% and 8.0%.
     The interest rates we pay are based on the quality of our credit ratings. The table below lists our credit ratings at October 28, 2003, all of which are investment grade. Investment grade ratings usually mean that we qualify for better than average rates when we borrow money.
     On May 15, 2003, Moody’s removed the negative trend on Bell Canada’s commercial paper and long-term debt credit ratings.

CREDIT RATINGS

	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid)/stable	R-1 (mid)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (mid)/stable	–
Long-term debt	A/stable	A (high)/stable	A-3/stable
Preferred shares	P-2 (high)/stable	Pfd-2 (high)/stable	–

Liquidity

Our ability to generate cash in the short-term and the long-term, when needed, and to maintain capacity to provide for planned growth, is a function of our cash requirements as well as our sources of liquidity, which are described below.
     Our plan is to generate sufficient cash from our operating activities to pay for capital expenditures and dividends. In other words, our plan is to be free cash flow positive both in the short-term and the long-term. Also, the contractual obligations maturing in 2003 and in the long-term (which include maturing long-term debt) are expected to be repaid from cash on hand and cash generated from our operations or financed through the issuance of new debt.

CASH REQUIREMENT
For the remainder of 2003, cash will be primarily required for capital expenditures, dividend payments and the payment of contractual obligations.

Capital expenditures
During the first nine months of 2003, we spent $1.9 billion in capital expenditures, representing 14.9% of year-to-date revenues. We expect that for the full year of 2003, capital expenditures will not exceed 17% of total revenues.

Contractual obligations
The table below provides a summary of our contractual obligations at September 30, 2003 and for the full years ended thereafter.

(in $ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	624	1,094	1,144	494	611	7,126	11,093
Notes payable and bank advances	70	–	–	–	–	–	70
Capital leases	30	125	112	113	96	448	924
Operating leases	149	302	251	221	206	1,449	2,578
Purchase obligations	732	692	257	239	206	410	2,536
Other long-term liabilities	–	12	47	55	64	135	313

Total	1,605	2,225	1,811	1,122	1,183	9,568	17,514

     The total amounts for long-term debt and notes payable and bank advances include an amount of $12 million (excluding $180 million of letters of credit) drawn under our committed credit facilities. The total amount available under these committed credit facilities and under our commercial paper programs including the amount currently drawn, is $1,304 million.
     The imputed interest to be paid in connection with the capital leases amounts to $423 million.
     Purchase obligations consist primarily of obligations under service contracts as well as commitments for capital expenditures.
     The other long-term liabilities included in the table relate to Bell Canada’s future payments to Certen over the remaining life of the 7-year contract for the development of the billing system (refer to Note 2, Business acquisitions and dispositions for more details). This represents an aggregate outstanding amount of $313 million.
     At September 30, 2003, our other long-term liabilities also consisted of an accrued benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities. The table above does not include these items due to the reasons outlined below:

■	the timing and extent of the cash outlay of the accrued benefit liability cannot be determined with certainty, since future contributions depend primarily on the funding status of the pension plans, which varies based on the results of actuarial valuations that are performed periodically as well as the investment performance of the pension fund assets
■	the timing and extent of the cash outlay of future income taxes cannot be determined with certainty, since future payments of income taxes depend on the levels of taxable earnings and on the availability of tax loss carryforwards which can be used to reduce income tax liabilities
■	deferred revenue and gains on assets are excluded from the table as they do not represent cash outlays.

OTHER CASH REQUIREMENTS
Our cash requirements may also be affected by the liquidity risks, some quantifiable, some not, associated with our contingencies, off-balance sheet arrangements and derivative instruments.

Bell West put and call options
The agreement between Bell Canada and Manitoba Telecom Services Inc. (MTS) to create Bell West includes put and call options relating to MTS’ 40% ownership interest in Bell West. If MTS exercises its put option in February 2004, Bell Canada will have to purchase MTS’ 40% interest in Bell West for a guaranteed price (currently valued at $613 million). Please refer to Note 13 to the consolidated financial statements for a more detailed description of the put and call options.

Guarantees
In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, sales of assets, sales of services, securitization agreements and operating leases. Since the nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties, we cannot determine the impact of such indemnifications on our future liquidity, capital resources or credit risk profile. However, historically, we have not made any significant payments under such indemnifications. Please see Note 14 to the consolidated financial statements for more information on guarantees.

Securitization of accounts receivable
Bell Canada and Aliant have agreements in place under which they sold accounts receivable to securitization trusts for a total of $1,030 million. The primary purpose of these arrangements is to provide us with an alternative and less expensive form of financing. In this regard, these arrangements form an important part of our capital structure and liquidity. Without these arrangements, we would have had to finance approximately $1,030 million alternatively through the issuance of debt or equity, both of which would have been more expensive to us. The sold accounts receivable must in the aggregate meet minimum performance targets which are based on defined delinquency, default and receivable turnover ratio calculations as well as minimum credit ratings criteria. If in default, the full purchase price for the accounts receivable sold will have to be returned to the buyers. Please see Note 14 to the consolidated financial statements for a description of these agreements.

Derivative instruments
We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and BCE Inc. share price movements. We do not use derivative instruments for speculative purposes. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such instruments. At September 30, 2003, the carrying value of the outstanding derivative instruments was a net liability of $89 million. The fair value amounted to a net liability of $116 million.

Litigation
We become involved in various claims and litigation as a regular part of our business. While we cannot predict the final outcome of claims and litigation that were pending at September 30, 2003 management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. You will find a more detailed description of the claims and litigation pending at September 30, 2003 in the Recent Developments in Legal Proceedings section of this MD&A, updating the disclosure provided in Bell Canada’s Annual Information Form for the year ended December 31, 2002, and in Note 13 to the consolidated financial statements.

SOURCES OF LIQUIDITY
Although we do not expect any cash shortfall in the foreseeable future, we believe that we have sufficient capacity in our existing and available financing facilities for contingency purposes.
     This sufficient capacity, along with our strengthening balance sheet, gives us the flexibility to support our planned future growth. In addition, from time to time, our liquidity sources can, if necessary, such as in connection with business acquisitions or for contingency purposes, be supplemented by the issuance of additional debt and/or equity as well as proceeds from the sale of non-core assets.
     The table below provides a summary of our lines of credit, bank facilities and commercial paper programs outstanding at September 30, 2003.

At September 30, 2003 (in $ millions)	Committed	Non-Committed	Total

Commercial paper credit lines	1,080	900	1,980
Other credit facilities	224	380	604

Total	1,304	1,280	2,584

Drawn	192	46	238
Undrawn	1,112	1,234	2,346

    Bell Canada and Aliant may issue notes under their commercial paper programs in an amount that cannot exceed the amount of supporting committed lines of credit. As at September 30, 2003, the aggregate amount of such supporting committed lines of credit was $1.1 billion.
     At September 30, 2003, Bell Canada and Aliant had no amounts outstanding under their commercial paper programs.
     In addition, Bell Canada can, under its commercial paper program, issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that Bell Canada may issue is $400 million. At September 30, 2003, Bell Canada had no Class E Notes outstanding.
     Included in the drawn portion of our total credit facilities are issued letters of credit of $181 million under our committed facilities and $21 million under our non-committed facilities.

Recent Developments in Legal Proceedings

This section provides a description of recent material developments in certain of the legal proceedings involving us described in Bell Canada’s Annual Information Form for the year ended December 31, 2002 (Bell Canada 2002 AIF).

IRIDIUM LAWSUIT
On October 23, 2003, Iridium Canada Inc. and Bell Mobility Inc. entered into an agreement with the plaintiffs in this lawsuit for the settlement of this action.

Forward-Looking Statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.
     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.
     This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses.
     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.
     It is important to know that:

■	forward-looking statements describe our expectations on the day they are made. For this MD&A, it is October 28, 2003
■	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize
■	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs
■	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

      You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section on the next page.

Risk Assessment

The following section describes general risks that could affect us.
     A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.
     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently unaware.

ECONOMIC AND MARKET CONDITIONS
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.
     The slower pace of growth of, and uncertainty in, the global economy have reduced demand for certain of our products and services, which negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

■	lower than expected growth in data revenue because of softer demand from business and wholesale customers
■	some reductions in the number of network access lines due to business failures, business contractions or competition.

      Weak economic conditions may also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY
We continue to implement several productivity initiatives while reducing our capital intensity.
     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity initiatives and reduce capital intensity while maintaining the quality of our service. There could also be a material and negative effect on our profitability if any volume declines in connection with the sale of our products and services due to market factors are not met with concurrent expense reductions.

INCREASING COMPETITION
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and satellite television companies but also with other businesses and industries, such as cable and Internet companies, and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks. In addition, we face increasing cross-platform competition, including competition to our wireline business coming from wireless and cable companies, and expect this type of competition to intensify in the future, as new technologies will be developed. Finally, we anticipate increasing competition from service providers using Voice over Internet Protocol (VoIP) technology as this technology improves and gains market acceptance.
     Cable companies and independent Internet service providers have increased competition in the Broadband and Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world.
     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services, and through consolidation in the industry.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.
     Certain of our competitors have recently emerged from restructuring proceedings with substantially lower levels of indebtedness and, accordingly, they have the financial flexibility to offer products and services at prices below prevailing market rates.
     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, and introduce new and upgrade existing technologies, products and services.
     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS
We plan to reach our business objectives by implementing various plans and strategies, the most significant of which are described in Bell Canada’s 2002 annual MD&A dated February 26, 2003 as updated in Bell Canada’s 2003 first and second quarter MD&As dated

April 29, 2003 and July 29, 2003, respectively and in this MD&A. If our plans and strategies are unsuccessful, this could have a material and negative effect on our growth prospects and results of operations.

FINANCING OUR OPERATIONS
We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debt.
     We finance our on-going capital needs in three ways:

■	from cash generated by our operations or investments
■	by borrowing from commercial banks
■	through debt and equity offerings in the capital markets.

     Significant additional debt financings could lower our credit ratings and increase our borrowing costs, giving us less flexibility to take advantage of business opportunities.
     Our ability to finance operations depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions and our business perspectives at the time capital is raised. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     If we cannot raise the capital we need, we may have to:

■	limit our ongoing capital expenditures
■	limit our investment in new businesses
■	try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, including, without limitation, changes in, or the adoption of new, tax laws resulting in the increase of applicable tax rates or the introduction of new taxes, could also have a material and negative effect on our businesses, operating results and financial condition.
     On September 25, 2003, the Canadian Government tabled its response to the April 28, 2003 Report of the Standing Committee on Industry, Science and Technology and its recommendations on foreign investment restrictions on telecommunications carriers.
     The Government acknowledged the appropriateness of the Committee’s conclusion that removing foreign investment restrictions would benefit the telecommunications industry, as well as users of these services. The Government also accepted that in order to promote competition and regulate the industry in a smart, stable and efficient manner, it would be irresponsible to treat differently telecommunications common carriers and broadcasting distribution undertakings (BDUs).
     The Government also noted that the Standing Committee on Canadian Heritage expressed concerns that changes in ownership restrictions for either telecommunications common carriers or BDUs could have an adverse impact on the broadcasting system.
     The Government undertook to immediately launch an analysis on how best to reconcile the conflicting recommendations of the two Standing Committees. The Government stated that this review will be completed quickly and that by the Spring of 2004 the Government will be in a position to examine possible solutions.
     Until the Government specifies the possible solutions it will be examining, we are not in a position to assess the impact, if any, the above-mentioned developments may have on us.
     The Bell Canada 2002 AIF contains a detailed description of:

■	the principal legal proceedings involving us
■	certain regulatory initiatives and proceedings affecting us.

     Please see Recent Developments in Legal Proceedings in this MD&A for a description of recent material developments in the principal legal proceedings involving us.

CHANGING WIRELINE REGULATION
Our business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap decision
In May 2002, the CRTC introduced new Price Cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.
     The new rules create certain risks for us. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on us.

CRTC decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for us.
     The decision provided that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

■	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval
■	all new bundled contracts must receive CRTC approval before implementation
■	carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a further decision that requires Bell Canada and its carrier affiliates to include in their tariffs, filed with the CRTC, a detailed description of the services provided under the bundled arrangement with their customers. While the name of the customers will remain confidential, the tariffs will disclose, on the public record, the pricing and service arrangements between those customers and us. On October 23, 2003, Bell Canada submitted an application to the Federal Court of Appeal asking for leave to appeal and a stay of certain aspects of this decision on the basis that it raises important issues about public disclosure of customer-specific commercial information that could compromise the competitiveness of these customers.
     These decisions could have a negative effect on our selection, by certain of our large customers, as their preferred service supplier in the future. Moreover, while these decisions increase the regulatory burden for us at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of these decisions or to separate them from the normal risk of loss of revenues resulting from competition.

CRTC public notice on changes to price floor
On October 23, 2003, the CRTC issued a public notice seeking comments on its preliminary view that revised rules may be needed for the pricing of new retail services, service bundles and volume or term contracts by the incumbent local exchange carriers. While the CRTC has proposed some interim measures to be applied during the public notice process, it is too early to determine the financial impact of the CRTC’s proposals on us in the pricing of new retail services and ability to provide service bundles.

LICENSES AND CHANGING WIRELESS REGULATION
Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licenses at his or her discretion under the Radiocommunication Act. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although it is expected that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.
     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase our license fees if it is implemented as proposed.
     In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including us.

PENSION FUND CONTRIBUTIONS
As of our most recent actuarial valuation, most of our pension plans had pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, however, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
     On a year-to-date basis in 2003, we have had positive returns on pension plan assets. However, should returns on pension plan assets decline again in the future, the surpluses would be further eroded, potentially resulting in the requirement to commence making contributions to the pension funds. This could also result in a material and negative effect on our net earnings.

ATTRACTING AND RETAINING SKILLED PEOPLE
Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS
Many of our employees are represented by unions and are covered by collective bargaining agreements.
     Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 12,300 employees, are the following:

■	the collective agreements between Bell Canada and the Communications, Energy and Paperworkers union of Canada representing approximately 7,000 craft and services employees which expire at the end of November 2003
■	the collective agreements between Bell Canada and the Canadian Telecommunications Employees’ Association representing approximately 1,000 communications sales employees which expire on December 31, 2003
■	several collective agreements between certain other companies of our group (including Aliant and Connexim L.P.) and their respective employees, representing approximately 4,300 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

INCREASED ACCIDENTS FROM USING CELL PHONES
Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it did in Newfoundland and Labrador and several U.S. states. As a result, cell phone use in vehicles could decline, which would negatively affect us and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS
Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on our business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on us and other wireless service providers.

BELL EXPRESSVU
Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat Canada (“Telesat”). On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. An investigation by the Nimiq 2 satellite manufacturer has determined that the malfunction cannot be corrected. Nimiq 2 has been configured such that 26 of the 32 transponders on the satellite are being operated at this time. Operating under this configuration, Telesat expects the number of operational transponders to decrease over time to approximately 20 by the end of the satellite’s life which will occur in approximately 12 years. Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license was scheduled for renewal in August 2003 but was given a further six month administrative renewal to February 2004 pending CRTC approval of Bell ExpressVu’s application for license renewal. CRTC hearings on Bell ExpressVu’s license renewal application were held in October 2003. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen or that the terms of such renewal will remain identical.
     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu is actively seeking to reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and potentially increase churn.

19

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.
     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.
     It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.
     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 and Note 1 to the consolidated financial statements for the third quarter of 2003 for more information about the accounting principles we use to prepare our financial statements.

Key Estimates and Assumptions

 Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenues and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.
     We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.
     Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

EMPLOYEE BENEFIT PLANS
We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees. The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.
     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.
     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:

■	the discount rate
■	the expected long-term rate of return on plan assets.

Discount rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long term high-quality corporate fixed income investments.
     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation and a lower pension surplus, which could at some level require us to make contributions to the plan.

Expected long-term rate of return
In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%, resulting in a significant accumulated actuarial loss. We expect this accumulated actuarial loss to negatively impact pre-tax earnings by about $120 million in 2003.
     We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this change to reduce pre-tax earnings by about $80 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS
We maintain allowances for losses that we expect will result from customers who do not make their required payments.
     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.
     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS
The estimated useful life of long-lived assets is used to determine amortization expense.
     We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.
     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:

■	a higher amortization expense in future periods
■	an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT
We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We usually measure impairment using a projected undiscounted cash flow method. If the asset’s carrying value is more than its recoverable value, we record the difference as an impairment charge.
     We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that they might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.
     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.
     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

CONTINGENCIES
We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
     We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on then available information.
     We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or the payment of a large settlement by us, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs.

RESTRUCTURING AND OTHER CHARGES
We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.
     These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.
     Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.
     As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES
Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost. Please see Changes to accounting standards, for more information.

Changes to Accounting Standards

Please see Note 1 to the consolidated financial statements for the third quarter of 2003, for a description of the changes to the accounting standards and how they affect our financial statements.

Consolidated Statements of Operations

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Operating revenues
Local and access	1,530	1,360	4,542	4,096
Long distance	631	573	1,885	1,710
Wireless	661	492	1,852	1,414
Data	931	827	2,819	2,514
Direct-to-home (DTH)	192	-	560	-
Directory advertising	-	140	-	410
Terminal sales and other	361	210	1,191	641

Total operating revenues	4,306	3,602	12,849	10,785

Operating expenses	2,460	1,907	7,485	5,892
Amortization expense	768	589	2,259	1,796
Net benefit plans expense (credit)	46	(13)	135	(38)
Restructuring and other charges (Note 3)	1	79	1	373

Total operating expenses	3,275	2,562	9,880	8,023

Operating income	1,031	1,040	2,969	2,762
Other (income) expense (Note 4)	(3)	14	(82)	1,130
Interest expense (Note 5)	244	208	731	616

Earnings from continuing operations before income taxes and non-controlling interest	790	818	2,320	1,016
Income taxes	200	304	591	983
Non-controlling interest	20	14	77	9

Earnings from continuing operations	570	500	1,652	24
Discontinued operations (Note 6)	(3)	-	(4)	-

Net earnings	567	500	1,648	24
Dividends on preferred shares	(17)	(16)	(49)	(48)
Interest on equity-settled notes	-	(13)	(25)	(39)

Net earnings (loss) applicable to common shares	550	471	1,574	(63)

Consolidated Statements of Retained Earnings (Deficit)

For the period ended September 30	Three months	Nine months
(in $ millions) (unaudited)	2003	2002	(1)	2003	2002	(1)

Balance at beginning of period, as previously reported	57	(919)	217	601
Adjustment for change in accounting policies (Note 1)	–	(64)	(99)	(63)

Balance at beginning of period, as restated	57	(983)	118	538
Consolidation of variable interest entity (Note 1)	(25)	–	(25)	–
Net earnings	567	500	1,648	24
Dividends	– Preferred shares	(17)	(16)	(49)	(48)
–Common shares	(476)	(386)	(1,561)	(1,381)
Interest on equity-settled notes	–	(13)	(25)	(39)
Other	1	(2)	1	6

Balance at end of period	107	(900)	107	(900)

(1)	Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 24. They are an important part of these consolidated financial statements.

Consolidated Balance Sheets

	September 30	December 31
(in $ millions) (unaudited)	2003	2002	(1)

ASSETS
Current assets
Cash and cash equivalents	1,093	1,047
Notes receivable from related parties	-	270
Accounts receivable (net of allowance for doubtful accounts of $194 million
and $184 million for 2003 and 2002, respectively)	2,041	2,079
Other current assets	644	466
Current assets of discontinued operations	3	26

Total current assets	3,781	3,888
Capital assets	19,244	18,885
Other long-term assets	3,408	3,601
Indefinite-life intangible assets (Note 7)	790	772
Goodwill (Note 8)	1,868	1,877
Non-current assets of discontinued operations	1	32

Total assets	29,092	29,055

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,305	3,255
Note payable to parent company	–	975
Debt due within one year	1,564	1,901
Current liabilities of discontinued operations	2	19

Total current liabilities	4,871	6,150
Long-term debt	10,523	10,497
Other long-term liabilities	2,585	2,117
Non-current liabilities of discontinued operations	3	4

Total liabilities	17,982	18,768

Non-controlling interest	1,805	1,917

Commitments and contingencies (Note 13)
SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100
Equity-settled notes (Note 9)	–	2,068

Common shareholders’ equity
Common shares (Note 9)	7,603	4,264
Contributed surplus (Note 9)	506	815
Retained earnings	107	118
Currency translation adjustment	(11)	5

Total common shareholders’ equity	8,205	5,202

Total shareholders’ equity	9,305	8,370

Total liabilities and shareholders’ equity	29,092	29,055

(1)	Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 24. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Cash flows from operating activities
Earnings from continuing operations	570	500	1,652	24
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	768	589	2,259	1,796
Net benefit plans expense (credit)	46	(13)	135	(38)
Restructuring and other charges (non-cash portion)	(5)	79	(5)	373
Net (gains) losses on investments	-	(5)	-	1,143
Future income taxes	81	170	98	284
Non-controlling interest	20	14	77	9
Other items	(54)	(27)	(304)	(91)
Changes in non-cash working capital	332	88	(29)	53

	1,758	1,395	3,883	3,553

Cash flows from investing activities
Capital expenditures	(714)	(712)	(1,918)	(2,088)
Business acquisitions	-	(28)	(78)	(28)
Business dispositions	55	-	55	306
Decrease (increase) in investments accounted for under the cost or equity method	1	(7)	9	(33)
Impact of consolidating previously equity accounted investments	–	–	–	9
Repayment of an advance made to an affiliated company
under common control	–	–	270	–
Other items	50	4	45	13

	(608)	(743)	(1,617)	(1,821)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	18	(42)	(1,123)	172
Issue of long-term debt	16	7	627	945
Repayment of long-term debt	(86)	(271)	(1,094)	(827)
Repayment of equity-settled notes	–	–	(2,068)	–
Contribution of capital	–	–	3,043	–
Cash dividends paid on common and preferred shares	(443)	(407)	(1,477)	(1,327)
Issue of equity securities and convertible debentures
by subsidiary to non-controlling interest	32	24	88	57
Redemption of equity securities and convertible debentures
by subsidiary to non-controlling interest	(39)	–	(74)	–
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(22)	(15)	(81)	(16)
Interest paid on equity-settled notes	–	(21)	(47)	(63)
Other items	(22)	(4)	(25)	8

	(546)	(729)	(2,231)	(1,051)

Effect of exchange rate changes on cash and cash equivalents	(1)	–	(6)	–

Cash provided by (used in) continuing operations	603	(77)	29	681
Cash provided by (used in) discontinued operations	(1)	–	15	–

Net increase (decrease) in cash and cash equivalents	602	(77)	44	681
Cash and cash equivalents (bank indebtedness) at beginning of period	491	530	1,049	(228)

Cash and cash equivalents at end of period	1,093	453	1,093	453

(1)	Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 24. They are an important part of these consolidated financial statements.

Notes to Consolidated Financial Statements - Bell Canada

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 24 to 47 of Bell Canada’s 2002 Financial Information. Figures in these notes are unaudited.
     Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant Inc. (Aliant) to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.
     At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu Limited Partnership (Bell ExpressVu) to a partnership held 52% by Bell Canada and 48% by BCE in exchange for units in the partnership.
     Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. We started consolidating the results of operations and cash flows of Aliant and Bell ExpressVu as of January 1, 2003.

1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements of Bell Canada in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements of Bell Canada for the year ended December 31, 2002 except as noted below.

BASIS OF PRESENTATION

We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.
     We have restated the financial information for 2002 to reflect:

■	the adoption of the fair value-based method of accounting for employee stock options effective January 1, 2003
■	the change in the method of accounting for subscriber acquisition costs from a deferral and amortization to an expense as incurred method effective January 1, 2003.

RECENT CHANGES TO ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments
Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

■	all stock-based awards to non-employees
■	direct awards of stock and stock appreciation rights to employees
■	awards to employees that can be settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.
     Prior to January 1, 2003, we accounted for employee stock options by measuring the compensation cost of the options as the amount that the quoted market price of BCE’s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.
     Effective January 1, 2003, we changed our accounting to the fair value based method and started to account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 using a Black-Scholes option pricing model.
     As a result of applying this change in accounting policy, we restated comparative figures for 2002, and recorded a compensation expense of $4 million and $7 million for the three months and nine months ended September 30, 2002, respectively. The effect as at December 31, 2002 was to reduce retained earnings by $10 million and increase contributed surplus by $10 million. Please see Note 10, Stock-based compensation plans, for the assumptions used under the fair value method.

Subscriber acquisition costs
Prior to 2003, we accounted for the costs of acquiring subscribers as follows:

■	we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite television service subscribers against earnings over three years
■	we deferred and amortized the costs of acquiring wireless subscribers against earnings over the terms of the contracts. The terms are normally up to 24 months
■	we expensed all other subscriber acquisition costs as they were incurred.

    The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.
     Effective January 1, 2003, we changed our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.
     As a result of applying this change in accounting policy, we restated the comparative figures for 2002.
For the three months and nine months ended September 30, 2002:

■	operating revenues increased by $51 million and $130 million, respectively
■	operating expenses increased by $54 million and $128 million, respectively
■	other expense increased by $1 million and $2 million, respectively
■	income taxes decreased by $1 million, and increased by $1 million, respectively.

     The effect as at December 31, 2002 was to:

■	decrease other current assets by $133 million
■	decrease other long-term assets by $339 million
■	decrease future income tax liabilities by $130 million
■	decrease non-controlling interest by $156 million
■	decrease contributed surplus by $97 million
■	decrease retained earnings by $89 million.

     As a result of applying the accounting policy changes relating to stock-based compensation and subscriber acquisition costs, the total deficit as at January 1, 2003 increased by $99 million.

Disclosure of guarantees
Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Please see Note 14, Off balance sheet arrangements, for more information.
     The adoption of this guideline did not have an impact on our consolidated financial statements.

Disposal of long-lived assets and discontinued operations
Effective May 1, 2003, we adopted the new recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations. This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.
     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at the lower of its carrying value amount or fair value less disposal costs.
     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.
     The adoption of this standard did not have an impact on our consolidated financial statements.

Notes to Consolidated Financial Statements – Bell Canada

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation of variable interest entities
Effective July 1, 2003, we early adopted Accounting Guideline 15, Consolidation of variable interest entities on a prospective basis as permitted by the guideline. The effective date of the guideline is January 1, 2004. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.
     We performed a review, and concluded that the entity with which Bell Canada entered into a 10-year shared services agreement effective June 22, 2001 met the criteria for consolidation set out in this guideline. This entity, which is a corporation owned by a third party, provides Bell Canada with systems and administrative services. Prior to consolidation, we reported operating expenses relating to the fees charged to Bell Canada for the services provided by this entity.
     The effect on our consolidated balance sheet as at July 1, 2003 was to:

■	increase total assets by $102 million (of which $88 million are capital assets)
■	increase total liabilities by $127 million (of which $122 million is long-term debt)
■	increase deficit by $25 million.

     The net effect on our consolidated statement of operations for the three months ended September 30, 2003 was to:

■	decrease operating expenses by $6 million
■	increase amortization expense by $11 million
■	increase interest expense by $2 million
■	decrease net earnings by $7 million.

     The net effect on our consolidated statement of cash flows for the three months ended September 30, 2003 was to:

■	increase cash flows from operating activities by $2 million
■	increase cash flows from investing activities by $8 million
■	decrease cash flows from financing activities by $3 million.

FUTURE CHANGES TO ACCOUNTING POLICIES

Impairment of long-lived assets
The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.
     The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value.
     This section comes into effect on January 1, 2004. We do not expect that adopting this standard in 2004 will affect our consolidated financial statements.

Asset retirement obligations
The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.
     Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.
     This section comes into effect on January 1, 2004. We are currently evaluating the impact of this standard on our consolidated financial statements.

Hedging relationships
The CICA recently issued Accounting Guideline 13, Hedging relationships. The guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

■	the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship
■	application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship
■	formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment
■	the derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

     For hedging relationships that qualify for hedge accounting, we will continue applying the existing accounting treatment on January 1, 2004, as described in Note 1 to the consolidated financial statements for the year ended December 31, 2002.
For hedging relationships that no longer qualify for hedge accounting, we will stop applying the existing accounting treatment on January 1, 2004 and start recognizing the fair value of the derivative on the balance sheet from that time, with any changes in the fair value of that derivative being recognized immediately in net earnings.
     The guideline comes into effect on January 1, 2004. We are currently evaluating the impact of this guideline on our consolidated financial statements.
     Please see Note 12, Derivative instruments, for a list of our outstanding hedging relationships at September 30, 2003.

2. BUSINESS ACQUISITIONS AND DISPOSITIONS

Sale of Certen Inc. (Certen)
On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited (Amdocs). Concurrently with the sale, Bell Canada extended by three years its arrangement with Certen and Amdocs relating to billing operations outsourcing, customer care and billing solutions development. The remaining term of the arrangement is 7 years.
     The consideration Bell Canada received for the sale was $89 million in cash and the right to use and modify the intellectual property relating to the billing system platform in perpetuity. As a result, Bell Canada recorded an intangible asset of $494 million (classified under capital assets) representing the value of the right to use and modify the intellectual property relating to the billing system platform in perpetuity, which will be amortized against earnings over the remaining life of the contract.
     At the time of the sale, the net carrying value of Certen’s net assets was $159 million. Certen had total assets amounting to $450 million (including $34 million in cash and cash equivalents) and total liabilities of $291 million. At the time of the sale, Bell Canada also recorded a liability of $392 million representing the future payments that will be made to Certen over the remaining life of the contract relating to the development of the billing system, which was substantially completed at the time of the sale. The future income tax liability relating to the intangible asset and long-term liability amounted to $32 million.
     The transaction did not result in any gain or loss for Bell Canada.

3. RESTRUCTURING AND OTHER CHARGES

During the third quarter of 2003, Aliant recorded a pre-tax restructuring charge of $16 million ($4 million after taxes and non-controlling interest) as a result of a comprehensive restructuring plan of its subsidiary Xwave Solutions Inc. Costs associated with the restructuring plan include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. As at September 30, 2003, $10 million of the restructuring provision remained unpaid and is expected to be paid by the end of 2003. This charge was substantially offset by a credit relating to the reversal of previously recorded restructuring provisions at Bell Canada that were no longer considered necessary.

4. OTHER (INCOME) EXPENSE

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Net losses on investments	-	-	-	1,148
Foreign currency losses (gains)	7	17	(16)	(8)
Other	(10)	(3)	(66)	(10)

Other (income) expense	(3)	14	(82)	1,130

5. INTEREST EXPENSE

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Interest expense on long-term debt	235	200	698	593
Interest expense on other debt	9	8	33	23

Total interest expense	244	208	731	616

6. DISCONTINUED OPERATIONS

At September 30, 2003, virtually all of the assets of Aliant’s Emerging business segment had been sold. iMagicTV Inc. (iMagicTV) was sold in April 2003, Prexar LLC (Prexar) was sold in May 2003, and the significant subsidiaries of AMI Offshore Inc. (AMI Offshore) were sold in August 2003.
     Effective May 1, 2003, the results of these operations have been presented as discontinued operations.
     Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.
     The table below provides a summarized statement of operations for the discontinued operations

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Revenue	6	–	29	–

Operating loss from discontinued operations,
before tax	(5)	–	(19)	–
Gain (loss) on discontinued operations,
before tax	(1)	–	10	–
Income tax recovery (expense) on operating
loss (gain)	(3)	–	1	–
Income tax recovery (expense) on loss (gain)	2	–	(1)	–
Non-controlling interest	4	–	5	–

Net loss from discontinued operations	(3)	–	(4)	–

7. INDEFINITE-LIFE INTANGIBLE ASSETS

(in $ millions)	2003

Intangible assets, January 1	772
Capitalized interest on spectrum licences
($12 million for the nine months ended September 30, 2002)	18

Intangible assets, September 30	790

Consisting of:
Spectrum licences	772
Cable licences	18

Total	790

8. GOODWILL

(in $ millions)	2003

Goodwill, January 1	1,877
Goodwill acquired during the period	24
Foreign exchange on goodwill of self-sustaining foreign operations	(33)

Goodwill, September 30	1,868

9. SHARE CAPITAL

Capital reorganization
In May 2003, Bell Canada simplified its capital structure and that of its parent company, Bell Canada Holdings Inc. (BCH), by carrying out certain transactions including the following:

■	the repayment by Bell Canada of $2,068 million of equity-settled notes payable to BCH
■	the repayment by Bell Canada of $185 million of notes payable to BCH
■	a capital contribution by BCH to Bell Canada’s contributed surplus of $2,253 million
■	the transfer of $3,338 million from Bell Canada’s contributed surplus to its common shares.

Contributed surplus
In January 2003 and April 2003, BCH made capital contributions to Bell Canada’s contributed surplus of $347 million and $443 million, respectively. Bell Canada used the proceeds to repay equal amounts of its notes payable to BCH.

10. STOCK-BASED COMPENSATION PLANS

Stock options
The table below provides a summary of the status of Bell Canada’s portion of BCE’s stock option programs.

		Weighted
		average
	Number	exercise
	of shares	price

Outstanding, January 1, 2003	12,550,221	$33
Granted	3,964,202	$28
Exercised	(278,833)	$17
Expired/forfeited	(688,229)	$33
Transfers in/out	253,939	$33

Outstanding, September 30, 2003	15,801,300	$32

Exercisable, September 30, 2003	5,064,274	$35

Notes to Consolidated Financial Statements – Bell Canada

10. STOCK-BASED COMPENSATION PLANS (continued)

Assumptions used in stock option pricing model
The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

For the period ended September 30	Three months		Nine months
	2003	2002	2003	2002

Compensation cost (in $ millions)	4	4	11	7
Dividend yield	3.7%	3.6%	3.6%	3.2%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.7%	3.9%	4.0%	4.6%
Expected life (years)	4.5	4.2	4.5	4.5
Number of stock options granted	281,000	1,045,311	3,964,202	4,699,575
Weighted average fair value option granted ($)	7	5	6	7

11. RELATED PARTY TRANSACTIONS

Bell Canada realizes tax savings as a result of the loss utilization transactions described below.

BCE Emergis, 4122780 Canada Inc. and Bell Canada
In the first quarter of 2003, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCE Emergis Inc. (BCE Emergis), a subsidiary of BCE, advanced $1 billion in cash to us through a subordinated interestbearing demand loan. We then used the proceeds to acquire preferred shares from 4122780 Canada Inc. (4122780 Canada), a wholly-owned subsidiary of BCE Emergis. 4122780 Canada then advanced $1 billion to BCE Emergis through an interest-free subordinated demand loan.
     For 2003, the interest rate on the loan is equal to 5.6% and the dividend rate on the preferred shares is equal to 3.9%. The interest rate and the dividend rate are reset at the beginning of each year.
     We have the legal right and intention to offset the demand loan payable to BCE Emergis and the investment in preferred shares of 4122780 Canada. As a result, these items have been presented on a net basis. The related interest expense net of the dividend income is presented as interest expense and the equivalent amount of tax savings on the interest expense is presented as a reduction of the income tax expense.

BCE, 3787842 Canada Inc. and Bell Canada
In the fourth quarter of 2002, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCE advanced $12 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire preferred shares from 3787842 Canada Inc. (3787842 Canada), a wholly-owned subsidiary of BCE. 3787842 Canada then advanced $12 billion to BCE through an interest-free subordinated demand loan.
     In the second quarter of 2003, BCE advanced an additional $7 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire further preferred shares in 3787842 Canada. 3787842 Canada then advanced $7 billion to BCE through an interest-free subordinated demand loan.
     For 2003, the effective interest rate on the loans is equal to 5.4%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     We have the legal right and intention to offset the demand loans payable to BCE and the investment in preferred shares of 3787842 Canada. As a result, these items, as well as the related interest expense and dividend income, have been presented on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend on common shares at the end of each quarter.

BCH, 4047974 Canada Inc. and Bell Canada
In the second quarter of 2002, as part of a tax loss consolidation savings strategy covered by an advance tax ruling, BCH advanced $5 billion in cash to us through a subordinated interest-bearing demand loan. We then used the proceeds to acquire preferred shares in 4047974 Canada Inc. (4047974 Canada), a wholly-owned subsidiary of BCH. 4047974 Canada then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were decreased to $2.5 billion in the first quarter of 2003 and subsequently to $1.2 billion in the third quarter of 2003.
     For 2003, the interest rate on the loan is equal to 4.5%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     We have the legal right and intention to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada. As a result, these items, as well as the related interest expense and dividend income, have been presented on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.

12. DERIVATIVE INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and BCE share price movements. We do not use derivative instruments for speculative purposes. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such instruments.

     The following derivative instruments were outstanding at September 30, 2003:

■	cross-currency swaps and forward contracts used to hedge foreign currency risk on a portion of our long-term debt
■	forward contracts on BCE common shares to hedge the fair value exposure related to stock compensation payments.

      In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on the principal portion of that debt.
     At September 30, 2003, the carrying value of the outstanding derivative instruments was a net liability of $89 million. Their fair value amounted to a net liability of $116 million.
     Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 for a description of the significant accounting policies relating to derivative instruments.

13. COMMITMENTS AND CONTINGENCIES

Contractual obligations
The table below provides a summary of our contractual obligations at September 30, 2003 and for the full years ended thereafter.

(in $ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	624	1,094	1,144	494	611	7,126	11,093
Notes payable and bank advances	70	–	–	–	–	–	70
Capital leases	30	125	112	113	96	448	924
Operating leases	149	302	251	221	206	1,449	2,578
Purchase obligations	732	692	257	239	206	410	2,536
Other long-term liabilities	–	12	47	55	64	135	313

Total	1,605	2,225	1,811	1,122	1,183	9,568	17,514

The total amounts for long-term debt and notes payable and bank advances include an amount of $12 million (excluding $180 million of letters of credit) drawn under our committed credit facilities. The total amount available under these committed credit facilities and under our commercial paper programs including the amount currently drawn, is $1,304 million.
     The imputed interest to be paid in connection with the capital leases amounts to $423 million.
     Purchase obligations consist primarily of obligations under service contracts as well as commitments for capital expenditures.
     The other long-term liabilities included in the table relate to Bell Canada’s future payments to Certen over the remaining life of the 7-year contract for the development of the billing system (refer to Note 2, Business acquisitions and dispositions for more details). This represents an aggregate outstanding amount of $313 million.
     At September 30, 2003, our other long-term liabilities also consisted of an accrued benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities. The table above does not include these items due to the reasons outlined below:

■	the timing and extent of the cash outlay of the accrued benefit liability cannot be determined with certainty, since future contributions depend primarily on the funding status of the pension plans, which varies based on the results of actuarial valuations that are performed periodically as well as the investment performance of the pension fund assets
■	the timing and extent of the cash outlay of future income taxes cannot be determined with certainty, since future payments of income taxes depend on the levels of taxable earnings and on the availability of tax loss carryforwards which can be used to reduce income tax liabilities
■	deferred revenue and gains on assets are excluded from the table as they do not represent cash outlays.

Canadian Radio-Television and Telecommunications Commission (CRTC) price cap decision
The Price Cap decision of May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes was a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision as of September 30, 2003, to be in the order of $137 million per year going forward.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS) The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership in Bell West.
     Under the terms of the put option, MTS can require Bell Canada to buy MTS’ interest in Bell West by giving it notice:

■	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The guaranteed floor value was $613 million at September 30, 2003
■	in January 2007 at fair market value less 12.5%
■	at fair market value less 12.5%, under certain circumstances.

    The closing must occur within 180 days after receipt of the notice.
     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada can buy MTS’ interest in Bell West by giving it notice:

■	in March 2004 at the greater of the guaranteed floor value described above and fair market value
■	in February 2007 at fair market value
■	at fair market value if there is a change of control of MTS to a party other than Bell Canada or its affiliates.

      The closing must occur within 90 days after receipt of the notice.

Litigation
We become involved in various claims and litigation as a regular part of our business. While we cannot predict the final outcome of claims and litigation that were pending at September 30, 2003 management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

14. OFF BALANCE SHEET ARANGEMENTS

Guarantees
In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, sales of assets, sales of services, securitization agreements and operating leases.
     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

Notes to Consolidated Financial Statements – Bell Canada

     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. However, certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $2.4 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, historically, we have not made any significant payments under such indemnifications. As at September 30, 2003, an aggregate amount of $19 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

Securitization of accounts receivable
Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at September 30, 2003, which equalled the amount of overcollateralization in the receivables transferred.
     Aliant sold accounts receivable to a securitization trust for a total of $130 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $29 million at September 30, 2003.
     Bell Canada and Aliant continue to service their respective accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

15. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the period ended September 30	Three months		Nine months
(in $ millions)	2003	2002	2003	2002

Interest paid on long-term debt	200	107	672	524
Income taxes paid	74	80	241	541

16. SUBSEQUENT EVENTS

Sale of Stratos Global Corporation (Stratos)
On October 6, 2003, Aliant announced that it had completed the sale of 26,141,024 Subscription Receipts, each of which entitles the holder to acquire one common share of Stratos upon receipt of the U.S. Federal Communications Commission’s (FCC) approval. This approval is anticipated on or before December 31, 2003. Upon completion of this transaction, Aliant will have sold its entire 53.2% ownership in Stratos.
     The Subscription Receipts were sold to a syndicate of underwriters at a price of $13.00 each. The purchase price is payable on an instalment basis, with the first instalment having been paid on October 6, 2003, and the remainder being payable shortly following approval from the FCC. Instalment Receipts evidencing ownership of the Subscription Receipts commenced trading on the Toronto Stock Exchange on October 6, 2003.
     The Subscription Receipts will be automatically exchanged for common shares of Stratos upon receipt of FCC approval. If approval is not granted on or before February 1, 2004, the first instalment will be returned to the purchasers of the Subscription Receipts, along with interest earned thereon, and Aliant will retain its investment in Stratos.
     For the three months and nine months ended September 30, 2003, Stratos contributed to Bell Canada total operating revenues of $137 million and $432 million and net earnings of $3 million and $9 million, respectively.

This document has been filed
by Bell Canada with Canadian
securities commissions and the
U.S. Securities and Exchange
Commission. It can also be
found on BCE’s Web site
at www.bce.ca or is available
upon request from:	Mailing address Bell Canada Corporate Communications 1000, rue de La Gauchetiere O. Bureau 3700 Montreal (Quebec) H3B 4Y7 e-mail address forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these
statements, please call
1 888 932-6666.

Pour obtenir un exemplaire
de la version française de ce
document, composez
le 1 888 932-6666.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: November 3, 2003